MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2018

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2018 First Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2018, and the audited consolidated financial statements for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 9, 2018 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on growing primary silver production in México and is aggressively pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended March 31, 2018, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
PLOMOSAS SILVER PROJECT
LA JOYA SILVER PROJECT
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA LUZ SILVER PROJECT
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2018 First Quarter Report	Page 3

2018 FIRST QUARTER HIGHLIGHTS

Key Performance Metrics	2018-Q1	2017-Q4	Change Q1 vs Q4	2017-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	809,775	736,684	10%	822,336	(2%)
Silver Ounces Produced	2,167,030	2,337,463	(7%)	2,708,978	(20%)
Silver Equivalent Ounces Produced	3,879,678	4,065,337	(5%)	4,267,350	(9%)
Cash Costs per Ounce (1)	$7.83	$6.76	16%	$6.31	24%
All-in Sustaining Cost per Ounce (1)	$16.01	$14.13	13%	$11.85	35%
Total Production Cost per Tonne (1)	$46.88	$50.81	(8%)	$44.72	5%
Average Realized Silver Price per Ounce (1)	$16.76	$16.61	1%	$17.55	(5%)

Financial (in $millions)
Revenues	$58.6	$61.2	(4%)	$69.1	(15%)
Mine Operating (Loss) Earnings	($0.4)	$1.4	(130%)	$10.0	(104%)
Net (Loss) Earnings	($5.6)	($56.1)	(90%)	$2.7	(306%)
Operating Cash Flows before Working Capital and Taxes	$15.6	$18.7	(17%)	$26.6	(41%)
Cash and Cash Equivalents	$249.2	$118.1	111%	$127.6	95%
Working Capital (1)	$235.6	$116.3	103%	$136.8	72%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.03)	($0.34)	(90%)	$0.02	(304%)
Adjusted EPS (1)	($0.06)	($0.04)	53%	$0.02	(372%)
Cash Flow per Share (1)	$0.09	$0.11	(16%)	$0.16	(42%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 26 to 30 for a reconciliation of non-GAAP to GAAP measures.

First Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	223,498	276,191	125,114	79,769	75,374	29,829	809,775
Silver Ounces Produced	521,784	449,522	337,332	236,478	483,740	138,173	2,167,030
Silver Equivalent Ounces Produced	1,543,776	452,420	615,541	437,743	574,838	255,359	3,879,678
Cash Costs per Ounce	($4.74)	$16.93	$11.02	$13.66	$8.04	$7.97	$7.83
All-in Sustaining Cost per Ounce	($0.17)	$20.97	$17.66	$20.61	$9.98	$15.76	$16.01
Total Production Cost per Tonne	$54.31	$27.00	$48.12	$58.12	$68.06	$86.50	$46.88

Corporate Developments

On January 11, 2018, the Company entered into a definitive agreement (the "Arrangement Agreement") to acquire all of the issued and outstanding shares of Primero Mining Corp. ("Primero"), which was approved by more than 99% of Primero's shareholders on March 13, 2018. On May 7, 2018, the Company received Mexican anti-trust clearance from the Comisión Federal de Competencia Económica (“COFECE”), which was the final government agency approval required before closing of the Arrangement Agreement. The Company anticipates closing of the transaction by May 10, 2018.

Primero operates the 100%-owned San Dimas Silver/Gold Mine in Durango, Mexico, a premier low-cost asset with more than 100 years of mine production history. Primero has identified more than 120 epithermal veins with exploration potential. Together with First Majestic's existing six operating silver mines in Mexico, the combined company is expected to be a premier leading Mexican silver producer with pro forma annualized production of 27-30 million silver equivalent ounces, an increase of approximately 70% from First Majestic's current production. Following the closing of the transaction, First Majestic will provide an updated 2018 guidance report which will include production, cost and capital expenditure estimates for the San Dimas mine as well as updated estimates for the six current producing operations.

First Majestic Silver Corp. 2018 First Quarter Report	Page 4

Upon closing, the Company will acquire all of the issued and outstanding shares of Primero in exchange for the issuance of 6,418,773 common shares of the Company. In addition, the Company will, on or about the closing date, complete the following additional transactions related to the acquisition of Primero:

•
First Majestic has entered into an agreement with Wheaton Precious Metals Corp. ("WPM") to restructure its streaming agreement at Primero’s San Dimas mine (“San Dimas”) in exchange for 20,914,590 common shares of First Majestic. The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement.

•
The Company will cause Primero to pay out all outstanding amounts on Primero’s $75.0 million convertible debentures (the "Debentures") in accordance with their terms (which provide that the maturity date of the Debentures will be the next business day following the effective date of the Arrangement).

To fund the proposed repayment of the Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, the Company has successfully raised or has committed cash through the following debt financing arrangements:

•
Issuance of $156.5 million five year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. The initial conversion rate represents a premium of approximately 35% relative to the Company's closing share price on the day before the announcement and is subject to adjustment in certain events. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

•
Scotiabank commitment of a new $75.0 million three year revolving credit facility which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay off First Majestic and Primero’s existing debt facilities.

Operational

•
In the first quarter, the Company's total silver equivalents production decreased by 5% to 3,879,678 ounces compared to the previous quarter. The Company produced 2,167,030 ounces of silver which represents a decrease of 7% compared to the previous quarter. Production at the Del Toro operations recorded an 18% increase in silver equivalents ounces produced as higher production rates were achieved from the Dolores mine following ventilation upgrades.

•
Total ore processed during the quarter amounted to 809,775 tonnes, representing a 10% increase compared to the previous quarter. The most significant improvement occurred at the Del Toro operation which recorded a 41% increase in mill throughput following ventilation upgrades.

•
Consolidated silver grades in the quarter averaged 111 g/t compared to 125 g/t in the previous quarter. The 11% decrease in silver grades was primarily the result of a 24% drop in silver grades at La Encantada based on the decision to focus on production from lower grade backfill areas and surface stockpiles while preparation of the San Javier Breccia and La Prieta caving projects are being completed. Head grades at La Encantada are anticipated to improve next quarter as caving production from the San Javier Breccia, which is known to contain silver grades ranging between 150 g/t to 200 g/t, is expected to ramp up to approximately 600 tpd by the end of June.

•
Consolidated silver recoveries averaged 75%, representing a 5% decrease compared to the previous quarter primarily due to lower head grades as well as the presence of transitional ore in Del Toro with higher content of clays. During the quarter, the manufacturing of the full-scale microbubble flotation cells for La Parrilla began and is expected to take approximately seven months to complete.  Delivery and installation of the cells are expected in the fourth quarter of 2018 followed by commissioning and ramp up to commercial production by year end. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

•
Cash cost per ounce in the quarter was $7.83, an increase of 16% or $1.07 per ounce compared to the previous quarter. Cash cost per ounce was higher than the previous quarter primarily due to lower production associated with lower head grades in the quarter and also the recognition of $2.4 million in diesel credits in the fourth quarter of 2017.

First Majestic Silver Corp. 2018 First Quarter Report	Page 5

•
All-in sustaining cost per ounce (“AISC”) in the first quarter was $16.01, an increase of 13% or $1.88 per ounce compared to the previous quarter, primarily attributed to an increase in cash costs as well as higher general and administrative expenses due to a corporate transformation training focusing on higher performance teams and operational efficiency.

•
The Company's underground development in the first quarter consisted of 14,914 metres, reflecting a 4% increase compared to 14,279 metres completed in the previous quarter. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation.

•
A total of 20 diamond drill rigs were active across the Company's properties. A total of 44,827 metres in 149 drill holes were completed on the seven properties, representing a 10% decrease in drilled metres compared to the previous quarter.

Financial

•
Generated revenues of $58.6 million in the quarter, a decrease of 15% compared to $69.1 million in the first quarter of 2017 primarily due to an 11% decrease in silver equivalent ounces sold and a 5% decrease in average realized silver price compared to the same quarter of the prior year.

•
The Company recognized a mine operating loss of $0.4 million compared to mine operating earnings of $10.0 million in the first quarter of 2017. The decrease in mine operating earnings was primarily affected by the decrease in revenue combined with higher labour and energy costs as a result of a stronger Mexican peso which appreciated 10% compared to the same quarter of the prior year.

•
Adjusted net loss for the quarter was $10.1 million (adjusted loss per share of $0.06), after excluding non-cash and non-recurring items including share-based payments, gain or loss from marketable securities and deferred income tax recovery or expense (see "Adjusted EPS" on page 29).

•
The Company generated a net loss of $5.6 million (loss per share of $0.03) compared to net earnings of $2.7 million (EPS of $0.02) in the first quarter of 2017, primarily due to a decrease in mine operating earnings.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $15.6 million ($0.09 per share) compared to $26.6 million ($0.16 per share) in the first quarter of 2017.

First Majestic Silver Corp. 2018 First Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2018	2017				2016
PRODUCTION HIGHLIGHTS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
Santa Elena	223,498	232,575	232,662	232,451	230,050	257,771	241,996	245,753
La Encantada	276,191	198,845	212,092	148,039	266,510	235,039	247,858	209,039
La Parrilla	125,114	138,124	132,389	132,880	140,592	153,309	147,414	157,871
Del Toro	79,769	56,753	60,501	81,843	79,108	82,767	86,646	80,739
San Martin	75,374	72,503	69,113	67,073	69,563	76,848	75,228	69,863
La Guitarra	29,829	37,885	23,896	29,547	36,514	38,422	39,092	34,917
Consolidated	809,775	736,684	730,652	691,833	822,336	844,155	838,233	798,182
Silver equivalent ounces produced
Santa Elena	1,543,776	1,653,941	1,503,376	1,399,940	1,369,875	1,470,612	1,430,506	1,559,410
La Encantada	452,420	489,071	610,307	375,563	708,959	569,504	687,841	623,070
La Parrilla	615,541	643,799	612,116	593,852	667,431	699,497	739,026	948,552
Del Toro	437,743	369,992	472,804	712,714	682,219	680,802	707,524	682,443
San Martin	574,838	617,879	604,686	577,598	522,672	573,349	562,096	492,669
La Guitarra	255,359	290,654	182,986	229,276	316,195	386,713	397,627	375,464
Consolidated	3,879,678	4,065,337	3,986,274	3,888,944	4,267,350	4,380,477	4,524,619	4,681,608
Silver ounces produced
Santa Elena	521,784	582,789	560,054	557,914	581,425	660,207	671,423	605,615
La Encantada	449,522	486,514	609,138	374,901	707,479	567,930	685,478	622,321
La Parrilla	337,332	401,090	424,358	425,060	479,875	497,466	547,913	599,526
Del Toro	236,478	185,695	233,015	365,323	340,958	343,894	446,137	399,520
San Martin	483,740	514,678	471,893	425,645	410,082	510,423	500,441	411,686
La Guitarra	138,173	166,698	117,504	138,345	189,159	239,788	263,235	206,262
Consolidated	2,167,030	2,337,463	2,415,962	2,287,188	2,708,978	2,819,708	3,114,627	2,844,930
Cash cost per ounce
Santa Elena	($4.74)	($6.93)	($0.18)	$1.24	($0.12)	($1.43)	($0.81)	($2.86)
La Encantada	$16.93	$15.23	$12.47	$13.59	$10.83	$13.87	$11.20	$12.41
La Parrilla	$11.02	$11.21	$12.26	$11.15	$9.96	$10.22	$7.70	$7.33
Del Toro	$13.66	$12.53	$6.41	$3.99	$2.64	$2.80	$3.41	$7.90
San Martin	$8.04	$7.55	$7.11	$5.43	$6.42	$6.94	$7.05	$8.67
La Guitarra	$7.97	$11.20	$19.02	$12.65	$6.36	$7.74	$6.93	$5.93
Consolidated	$7.83	$6.76	$8.15	$7.01	$6.31	$6.49	$5.84	$6.41
All-in sustaining cost per ounce
Santa Elena	($0.17)	($2.01)	$3.08	$5.02	$2.95	$1.64	$1.82	$1.81
La Encantada	$20.97	$19.20	$14.98	$17.95	$12.07	$16.53	$12.81	$13.85
La Parrilla	$17.66	$15.28	$18.85	$17.12	$13.86	$15.34	$10.65	$9.43
Del Toro	$20.61	$25.48	$12.92	$7.93	$7.95	$8.43	$6.01	$10.05
San Martin	$9.98	$9.73	$10.03	$7.53	$8.66	$10.01	$9.92	$10.20
La Guitarra	$15.76	$17.77	$31.55	$19.51	$11.83	$15.99	$13.60	$10.34
Consolidated	$16.01	$14.13	$15.36	$14.17	$11.85	$12.90	$10.52	$10.97
Production cost per tonne
Santa Elena	$54.31	$47.13	$55.65	$54.44	$52.90	$37.57	$44.75	$43.89
La Encantada	$27.00	$36.42	$34.77	$33.65	$27.92	$32.96	$30.18	$35.13
La Parrilla	$48.12	$48.00	$50.75	$44.54	$43.22	$41.92	$41.20	$37.12
Del Toro	$58.12	$72.77	$71.80	$57.16	$51.58	$52.45	$48.15	$52.95
San Martin	$68.06	$73.14	$76.81	$69.37	$61.28	$56.70	$59.39	$65.75
La Guitarra	$86.50	$83.61	$120.09	$93.49	$75.33	$78.31	$79.68	$87.01
Consolidated	$46.88	$50.81	$54.15	$51.53	$44.72	$42.13	$43.11	$44.97

First Majestic Silver Corp. 2018 First Quarter Report	Page 7

Operating Results – Consolidated Operations

CONSOLIDATED	2018-Q1	2017-Q4	2017-Q1	Change Q1 vs Q4	Change '18 vs '17

Ore processed/tonnes milled	809,775	736,684	822,336	10%	(2%)
Average silver grade (g/t)	111	125	136	(11%)	(18%)
Average gold grade (g/t)	0.66	0.79	0.63	(16%)	5%
Average lead grade (g/t)	1.77	1.72	2.40	3%	(26%)
Average zinc grade (g/t)	0.69	0.63	0.41	10%	68%
Silver recovery (%)	75%	79%	75%	(5%)	0%
Gold recovery (%)	93%	93%	91%	0%	2%
Lead recovery (%)	62%	66%	70%	(6%)	(11%)
Zinc recovery (%)	57%	55%	47%	4%	21%

Production
Silver ounces produced	2,167,030	2,337,463	2,708,978	(7%)	(20%)
Gold ounces produced	15,887	17,344	15,047	(8%)	6%
Pounds of lead produced	4,448,378	4,271,970	7,453,972	4%	(40%)
Pounds of zinc produced	1,611,699	1,289,031	871,596	25%	85%
Total production - ounces silver equivalent	3,879,678	4,065,337	4,267,350	(5%)	(9%)

Cost
Cash cost per ounce	$7.83	$6.76	$6.31	16%	24%
All-In sustaining costs per ounce	$16.01	$14.13	$11.85	13%	35%
Total production cost per tonne	$46.88	$50.81	$44.72	(8%)	5%

Underground development (m)	14,914	14,279	13,571	4%	10%
Diamond drilling (m)	44,827	49,832	29,000	(10%)	55%

Production

Total production for the quarter was 3,879,678 silver equivalent ounces, consisting of 2,167,030 ounces of silver, 15,887 ounces of gold, 4,448,378 pounds of lead and 1,611,699 pounds of zinc. The most significant production increase occurred at the Del Toro operations which recorded an 18% increase in silver equivalents ounces produced as higher production rates were achieved from the Dolores mine following ventilation upgrades.

Total ore processed during the quarter amounted to 809,775 tonnes, representing a 10% increase compared to the previous quarter. The most significant improvements occurred at the Del Toro operation which recorded a 41% increase in mill throughput following ventilation upgrades.

Consolidated silver grades in the quarter averaged 111 g/t compared to 125 g/t in the previous quarter. The 11% decrease in silver grades was primarily the result of a 24% drop in silver grades at La Encantada based on the decision to focus on production from lower grade backfill areas and surface stockpiles while preparation works to start the San Javier Breccia and La Prieta caving projects are being completed. Head grades at La Encantada are anticipated to improve next quarter as caving production from the San Javier Breccia, which is known to contain silver grades ranging between 150 g/t to 200 g/t, is expected to ramp up to approximately 600 tpd by the end of June.

Consolidated silver recoveries in the quarter averaged 75%, a 5% decrease compared to the previous quarter primarily due to lower head grades as well as the presence of transitional ore in Del Toro with higher content of clays.

During the quarter, the manufacturing of the full-scale microbubble flotation cells for La Parrilla began and is expect to take approximately seven months to complete.  Delivery and installation of the cells are expected in the fourth quarter of 2018 followed by commissioning and ramp up to commercial production by year end. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

First Majestic Silver Corp. 2018 First Quarter Report	Page 8

Cash Cost per Ounce

Cash cost per ounce for the quarter was $7.83 per payable ounce of silver, an increase of 16% from $6.76 per ounce in the fourth quarter of 2017. Cash cost per ounce was higher primarily due to lower production associated with lower head grades in the quarter and also the recognition of $2.4 million in diesel credits in the fourth quarter of 2017.

All-In Sustaining Cost per Ounce

AISC in the first quarter was $16.01, an increase of 13% or $1.88 per ounce compared to the previous quarter, primarily attributed to an increase in cash costs and higher general and administrative expenses due to a corporate transformation training focusing on high performance teams and operational efficiency.

Development and Exploration

The Company's underground development in the first quarter consisted of 14,914 metres, comparable to 14,279 metres completed in the previous quarter. Development in the first quarter remains focused on opening new production areas, exploring high potential zones and new stope preparation.

A total of 20 diamond drill rigs were active across the Company's properties and completed 44,827 metres of diamond drilling in the quarter, a 10% decrease compared to 49,832 metres in the prior quarter. The most significant results were obtained at Cerro de Santiago in La Parrilla where two holes intercepted the Santiago epithermal vein at 480 metres at depth. Hole SLP-CS-18-01 intercepted 0.6 metres of estimated true-thickness (ETT) with 440 g/t of Ag and 1.1 g/t of Au and 3.1 metres (ETT) with 490 g/t of Ag and 1.2 g/t of Au. Additionally, hole SLP-CS-18-02 intercepted 2.8 metres (ETT) of mineralized epithermal vein approximately 150 metres south of hole 01 but grades are still not available. Other significant results were obtained in Santa Elena were hole EW-18-12 intercepted Ermitaño vein with 8.0 metres (ETT) and hole EW-18-15 that intercepted Aitana vein with 7.1 metres (ETT).

First Majestic Silver Corp. 2018 First Quarter Report	Page 9

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,837 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) in October 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2018-Q1	2017-Q4	2017-Q1	Change Q1 vs Q4	Change '18 vs '17

Total ore processed/tonnes milled	223,498	232,575	230,050	(4%)	(3%)
Heap leach tonnes
Tonnes milled	98,671	99,533	85,722	(1%)	15%
Average silver grade (g/t)	32	39	51	(18%)	(37%)
Average gold grade (g/t)	0.6	0.7	0.7	(14%)	(14%)
Underground tonnes
Tonnes milled	124,827	133,042	144,328	(6%)	(14%)
Average silver grade (g/t)	124	125	110	(1%)	13%
Average gold grade (g/t)	2.9	2.9	2.1	0%	38%
Silver recovery (%)	87%	89%	89%	(2%)	(2%)
Gold recovery (%)	95%	96%	95%	(1%)	0%

Production
Silver ounces produced	521,784	582,789	581,425	(10%)	(10%)
Gold ounces produced	12,887	14,005	11,261	(8%)	14%
Total production - ounces silver equivalent	1,543,776	1,653,941	1,369,875	(7%)	13%

Cost
Cash cost per ounce	($4.74)	($6.93)	($0.12)	(32%)	3,850%
All-In sustaining costs per ounce	($0.17)	($2.01)	$2.95	(92%)	(106%)
Total production cost per tonne	$54.31	$47.13	$52.90	15%	3%

Underground development (m)	3,030	2,698	2,855	12%	6%
Diamond drilling (m)	7,097	7,463	7,097	(5%)	0%

During the first quarter, Santa Elena produced 521,784 silver ounces and 12,887 ounces of gold for a total production of 1,543,776 silver equivalent ounces, reflecting a decrease of 7% compared to the prior quarter.

The mill processed a total of 223,498 tonnes during the quarter, consisting of 98,671 tonnes from the above ground heap leach pad and 124,827 tonnes of underground ore representing a 4% decrease compared to the prior quarter.

Silver and gold grades from the above ground heap leach pad averaged 32 g/t and 0.6 g/t, respectively, during the quarter, compared to 39 g/t and 0.7 g/t, respectively in the previous quarter. Silver and gold grades from underground ore averaged 124 g/t and 2.9 g/t, respectively, consistent with the previous quarter. The decrease in head grades was attributed to low-grade zonation in the leach pad.

Cash cost in the first quarter was negative $4.74 per payable silver ounce compared to negative $6.93 per payable silver ounce in the previous quarter. Cash cost per ounce was higher primarily due to the recognition of $2.4 million in diesel credits in the fourth quarter of 2017, which was adjusted to the extent of income taxes payable to the Mexican tax authorities at year end and a decrease in silver and gold production.

A total of 3,030 metres of underground development was completed in the first quarter compared to 2,698 metres of development in the previous quarter.

Three drill rigs were active on the Santa Elena property during the quarter, consisting of one underground and two on surface, with 7,097 metres drilled compared to 7,463 metres drilled in the previous quarter. Drilling activities in the quarter continued

First Majestic Silver Corp. 2018 First Quarter Report	Page 10

to focus on the Santa Elena Main Vein extension to the west and Alejandra Footwall veins. Surface drilling was conducted on the Ermitaño and Cumobabi properties to explore the Ermitaño West, Aitana and San Judas veins respectively. Three holes were drilled at Ermitaño West during the first quarter. Hole EW-18-12 intercepted Ermitaño vein with 8.0 metres (ETT) and hole EW-18-15 intercepted Aitana vein with 7.1 metres (ETT); assays were not available for these holes at the time of this release.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from leach pad and a designated area of its underground operations over the life of mine to Sandstorm. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase commencing in April 2018) and the prevailing market price.

The Santa Elena mine is comprised of five groups of major concessions totaling 101,837 hectares, including Santa Elena, Ermitaño, El Gachi, Los Hernandez and Cumobabi.

The Company has an option agreement with Evrim Resources Corp. ("Evrim") to earn 100% of the Ermitaño Project by paying $75,000 upon signing the agreement and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year (all of which have been fulfilled), and by delivering a production notice by January 10, 2019, at which time Evrim will retain a 2% net smelter royalty ("NSR"). The Company has completed all of the payment and exploration expenditure requirements under the option agreement and has delivered the production notice as required and accordingly has met all of the requirements to exercise the option. Evrim has improperly refused to give effect to the exercise of the option and the Company has therefore commenced arbitration proceedings against Evrim and is prepared to proceed to litigation.

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.3 million was paid, $0.2 million is due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property neighbours to the north of the Santa Elena mine and includes 48,157 hectares of mining concessions.

As a result of these transactions, the Santa Elena property boundaries have been increased from 47,878 hectares to 101,837 hectares to create a region extending south to the Ermitaño West and Cumobabi properties, and north to the Los Hernandez and El Gachi properties, which are aligned with a major structure that appears to be controlling some of the mineralized systems in the region.

First Majestic Silver Corp. 2018 First Quarter Report	Page 11

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2018-Q1	2017-Q4	2017-Q1	Change Q1 vs Q4	Change '18 vs '17

Total ore processed/tonnes milled	125,114	138,124	140,592	(9%)	(11%)
Cyanidation
Tonnes milled	49,260	63,374	54,608	(22%)	(10%)
Average silver grade (g/t)	125	125	147	0%	(15%)
Average gold grade (g/t)	0.14	0.12	0.12	17%	17%
Silver recovery (%)	71%	73%	70%	(3%)	1%
Gold recovery (%)	81%	81%	79%	0%	3%
Flotation
Tonnes milled	75,854	74,750	85,984	1%	(12%)
Average silver grade (g/t)	105	112	132	(6%)	(20%)
Average lead grade (g/t)	1.3	1.3	1.2	0%	8%
Average zinc grade (g/t)	1.7	1.4	1.0	21%	70%
Silver recovery (%)	77%	80%	82%	(4%)	(6%)
Lead recovery (%)	73%	75%	78%	(3%)	(6%)
Zinc recovery (%)	57%	55%	47%	4%	21%

Production
Silver ounces produced	337,332	401,090	479,875	(16%)	(30%)
Gold ounces produced	247	270	231	(9%)	7%
Pounds of lead produced	1,606,332	1,609,303	1,826,931	0%	(12%)
Pounds of zinc produced	1,611,699	1,289,031	871,596	25%	85%
Total production - ounces silver equivalent	615,541	643,799	667,431	(4%)	(8%)

Cost
Cash cost per ounce	$11.02	$11.21	$9.96	(2%)	11%
All-In sustaining costs per ounce	$17.66	$15.28	$13.86	16%	27%
Total production cost per tonne	$48.12	$48.00	$43.22	0%	11%

Underground development (m)	3,254	3,067	2,827	6%	15%
Diamond drilling (m)	8,358	8,467	4,867	(1%)	72%

In the first quarter, total production from the La Parrilla mine was 615,541 silver equivalent ounces, a decrease of 4% compared to 643,799 equivalent ounces of silver in the previous quarter. During the quarter, the cyanidation circuit processed 49,260 tonnes (547 tpd) with an average silver grade of 125 g/t and a 71% recovery, while the flotation circuit processed 75,854 tonnes (843 tpd) with an average silver grade of 105 g/t and a 77% recovery for total production of 615,541 silver equivalent ounces. The decrease in tonnes processed through the cyanidation circuit was related to an operating decision to stop mining the open pit as it was no longer economically viable.

During the quarter, the lead circuit processed ore with an average lead grade of 1.3 g/t with recoveries of 73% for a total lead production of 1,606,332 pounds, consistent to the previous quarter. The zinc circuit processed an average zinc grade of 1.7 g/t with recoveries of 57% for a total zinc production of 1,611,699 pounds, representing a 25% increase compared to the previous quarter primarily due to higher grades.

First Majestic Silver Corp. 2018 First Quarter Report	Page 12

Cash cost in the first quarter was $11.02 per ounce, a decrease of 2% compared to $11.21 per ounce in the previous quarter. The decrease in cash cost per ounce was primarily attributed to higher lead and zinc by-product credits as well as increased mining productivity through long hole mining which were partially offset by higher unit cost per ounce due to lower production.

AISC per ounce in the quarter was $17.66, an increase of 16% or $2.38 compared to the previous quarter, primarily due to $0.4 million of mining rights paid in the quarter as well as additional underground development costs targeting the Quebradillas area.

A total of 3,254 metres of underground development and 8,358 metres of exploration drilling was completed in the quarter compared to 3,067 metres of underground development and 8,467 metres of diamond drilling in the fourth quarter of 2017. The most significant results were obtained at Cerro de Santiago in La Parrilla where two holes intercepted the Santiago epithermal vein at 480 metres at depth. Hole SLP-CS-18-01 intercepted 0.6 m estimated true-thickness (ETT) with 440 g/t Ag and 1.1 g/t Au and 3.1 m (ETT) with 490 g/t Ag and 1.2 g/t Au. Additionally, Hole SLP-CS-18-02 intercepted 2.8 m (ETT) of mineralized epithermal vein approximately 150 metres south of hole 01 but grades are still not available.

Delivery and installation of the microbubble cells to La Parrilla are expected in the fourth quarter of 2018 followed by commissioning and ramp up to commercial production by year end. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

First Majestic Silver Corp. 2018 First Quarter Report	Page 13

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2018-Q1	2017-Q4	2017-Q1	Change Q1 vs Q4	Change '18 vs '17

Ore processed/tonnes milled	276,191	198,845	266,510	39%	4%
Average silver grade (g/t)	85	112	137	(24%)	(38%)
Silver recovery (%)	60%	68%	60%	(12%)	0%

Production
Silver ounces produced	449,522	486,514	707,479	(8%)	(36%)
Gold ounces produced	37	33	21	12%	76%
Total production - ounces silver equivalent	452,420	489,071	708,959	(7%)	(36%)

Cost
Cash cost per ounce	$16.93	$15.23	$10.86	11%	56%
All-In sustaining costs per ounce	$20.97	$19.20	$12.10	9%	73%
Total production cost per tonne	$27.00	$36.42	$27.92	(26%)	(3%)

Underground development (m)	1,445	742	587	95%	146%
Diamond drilling (m)	4,574	2,874	2,805	59%	63%

A total of 452,420 equivalent ounces of silver were produced by the La Encantada mine during the first quarter compared to 489,071 equivalent ounces in the fourth quarter of 2017, primarily due to a 24% decrease in silver grades and a 12% decrease in recoveries offset by a 39% increase in tonnes milled compared to the prior quarter.

Silver grades and recoveries in the quarter averaged 85 g/t and 60%, respectively. Reduced ore production was supplemented with lower-grade material sourced from backfill areas and surface low-grade stockpiles, meanwhile, development and works to prepare the San Javier Breccia and La Prieta caving projects as well as additional cut-and-fill and longhole stopes are being completed. In late March, initial sub-level caving production commenced at the San Javier Breccia. Ramp up to full production of approximately 600 tpd is expected to be achieved by the end of June, which is anticipated to improve head grades as the San Javier Breccia is known to contain silver grades ranging between 150 to 200 g/t.

Cash cost per ounce for the quarter was $16.93 per ounce compared to $15.23 per ounce in the previous quarter. The increase in cash cost per ounce was primarily attributed to the decrease in production.

The roasting project advanced in the first quarter with the mounting of the roasting furnace, rotary dryer, cyclones, grate cooler and fans. At the end of March, approximately 79% of the project was completed. Over the next few weeks, the Company is expected to complete the assembly of the heated gas pipeline, coal pulverizer and electric wiring system. A new metallurgical lab is being constructed to support the roasting plant operation. Commissioning and start up remains on schedule for the end of the second quarter and ramping up to commercial production by the end of the third quarter.

A total of 1,445 metres of underground development was completed in the first quarter compared to 742 metres in the fourth quarter of 2017.

A total of 4,574 metres of underground drilling was completed in the first quarter compared to 2,874 metres in the previous quarter. The Company plans to start drilling the El Conejo vein by the end of the second quarter.

First Majestic Silver Corp. 2018 First Quarter Report	Page 14

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,132 hectares of mining claims and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2018-Q1	2017-Q4	2017-Q1	Change Q1 vs Q4	Change '18 vs '17

Ore processed/tonnes milled	79,769	56,753	79,108	41%	1%
Average silver grade (g/t)	133	138	163	(4%)	(18%)
Average lead grade (g/t)	2.9	3.4	4.8	(15%)	(40%)
Silver recovery (%)	69%	74%	82%	(7%)	(16%)
Lead recovery (%)	57%	62%	68%	(8%)	(16%)

Production
Silver ounces produced	236,478	185,695	340,958	27%	(31%)
Pounds of lead produced	2,842,046	2,662,667	5,627,041	7%	(49%)
Total production - ounces silver equivalent	437,743	369,992	682,219	18%	(36%)

Cost
Cash cost per ounce	$13.66	$12.53	$2.65	9%	415%
All-In sustaining costs per ounce	$20.61	$25.48	$7.95	(19%)	159%
Total production cost per tonne	$58.12	$72.77	$51.58	(20%)	13%

Underground development (m)	2,836	2,741	2,710	3%	5%
Diamond drilling (m)	5,824	5,215	3,589	12%	62%

During the first quarter, the Del Toro mine produced a total of 437,743 silver equivalent ounces, reflecting an 18% increase compared to 369,992 ounces produced in the previous quarter primarily due to a 41% increase in throughput, offset by decreases in silver and lead recoveries, as well as lower lead grades. Recoveries in the quarter were affected by the presence of Anglesite (lead-oxide), in the feed which is not floatable.

During the quarter, the mine processed 79,769 tonnes of ore, a 41% increase compared to the previous quarter following ventilation upgrades that improved throughput from the Dolores mine.

During the quarter, lead grades and recoveries averaged 2.9 g/t and 57%, respectively, producing a total of 2,842,046 pounds of lead representing a 7% increase compared to 2,662,667 pounds of lead in the previous month. Lead and silver recoveries both declined this quarter due to the presence of transitional type ore and with higher content of clays.

Cash cost per ounce for the quarter was $13.66, compared to $12.53 per ounce in the previous quarter. Despite a 20% improvement in production cost per tonne, cash cost per ounce was 9% higher in the quarter due to lower head grades and recoveries.

In the first quarter, a total of 2,836 metres were completed compared to 2,741 metres in the fourth quarter. Development in the quarter focused on opening two new production areas in the Dolores mine: the Purisima and Selma veins; in the San Juan mine the priority was to develop access towards Cuerpo 3 North and access into the San Miguel vein. In Perseverancia mine, the development was focused on stope 17 and to access the potential stopes at the Carmen Consuelo system, as well as access to the NW vein system.

Total exploration metres drilled in the quarter amounted to 5,824 metres compared to 5,215 metres of drilling in the previous quarter. Underground exploration efforts focused mainly in the Santa Teresa vein in the Dolores mine and the La Escondida vein in the Perseverancia mine. Surface drilling was carried out in San Juan Mine to explore the Zaragoza and Huitron veins.

First Majestic Silver Corp. 2018 First Quarter Report	Page 15

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 31 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,517 hectares, including the application to acquire a new mining concession covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2018-Q1	2017-Q4	2017-Q1	Change Q1 vs Q4	Change '18 vs '17

Ore processed/tonnes milled	75,374	72,503	69,563	4%	8%
Average silver grade (g/t)	234	257	221	(9%)	6%
Average gold grade (g/t)	0.5	0.6	0.8	(17%)	(38%)
Silver recovery (%)	85%	86%	83%	(1%)	2%
Gold recovery (%)	91%	91%	93%	0%	(2%)

Production
Silver ounces produced	483,740	514,678	410,082	(6%)	18%
Gold ounces produced	1,148	1,354	1,614	(15%)	(29%)
Total production - ounces silver equivalent	574,838	617,879	522,672	(7%)	10%

Cost
Cash cost per ounce	$8.04	$7.55	$6.42	6%	25%
All-In sustaining costs per ounce	$9.98	$9.73	$8.66	3%	15%
Total production cost per tonne	$68.06	$73.14	$61.28	(7%)	11%

Underground development (m)	2,966	3,211	2,127	(8%)	39%
Diamond drilling (m)	4,928	6,828	4,136	(28%)	19%

During the quarter, San Martin produced 483,740 silver ounces and 1,148 ounces of gold for a total production of 574,838 silver equivalent ounces reflecting a 7% decrease compared to the prior quarter. The decrease in production was primarily attributed to lower silver and gold grades.

For the quarter, the San Martin mine processed a total of 75,374 tonnes compared to 72,503 tonnes in the previous quarter. Silver grades and recoveries averaged 234 g/t and 85%, respectively. In addition, gold grades and recoveries averaged 0.5 g/t and 91%, respectively.

Cash cost per ounce was $8.04 in the quarter compared to $7.55 in the previous quarter. The increase in cash cost was primarily due to lower by-product gold credits.

In the first quarter, a total of 2,966 metres of underground development was completed compared to 3,211 metres in the previous quarter. The mine focused development activities in preparing access to key production areas, in Hedionda and Rosario veins. The mine saw lower development rates due to some difficult ground conditions requiring additional ground support and slowing down the mining cycle.

During the quarter, a total of 4,928 metres of diamond drilling was completed compared with 6,828 metres drilled in the previous quarter. At quarter end, two underground drill rigs were active at the San Martin property, focusing on upgrading and expanding resources in the Intermedia, Rosario and Hedionda veins. Surface exploration drilling is expected to initiate by the end of the second quarter.

First Majestic Silver Corp. 2018 First Quarter Report	Page 16

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

LA GUITARRA	2018-Q1	2017-Q4	2017-Q1	Change Q1 vs Q4	Change '18 vs '17

Ore processed/tonnes milled	29,829	37,885	36,514	(21%)	(18%)
Average silver grade (g/t)	187	173	210	8%	(11%)
Average gold grade (g/t)	1.9	1.7	2.1	12%	(10%)
Silver recovery (%)	77%	79%	77%	(3%)	0%
Gold recovery (%)	80%	79%	73%	1%	10%

Production
Silver ounces produced	138,173	166,698	189,159	(17%)	(27%)
Gold ounces produced	1,477	1,622	1,815	(9%)	(19%)
Total production - ounces silver equivalent	255,359	290,654	316,195	(12%)	(19%)

Cost
Cash cost per ounce	$7.97	$11.20	$6.36	(29%)	25%
All-In sustaining costs per ounce	$15.76	$17.77	$11.84	(11%)	33%
Total production cost per tonne	$86.50	$83.61	$75.33	3%	15%

Underground development (m)	1,384	1,818	2,279	(24%)	(39%)
Diamond drilling (m)	5,806	11,030	7,416	(47%)	(22%)

During the first quarter, La Guitarra produced a total of 255,359 silver equivalent ounces, consisting of 138,173 silver ounces and 1,477 gold ounces. Compared to the previous quarter, total production decreased by 12% due to a 21% decrease in tonnes milled.

Silver grades and recoveries during the quarter averaged 187 g/t and 77%, respectively, while gold grades and recoveries averaged 1.9 g/t and 80%, respectively.

Cash cost in this quarter was $7.97 per ounce, a 29% decrease compared to $11.20 per ounce in the previous quarter. The decrease in cash cost per ounce was primarily attributed to higher silver and gold grades while total production cost per tonne remained relatively consistent compared to the prior quarter.

In the first quarter, the mine completed a total of 1,384 metres of underground development compared to 1,818 metres in the previous quarter.

During the quarter, four drill rigs were active at the La Guitarra property, including two underground and two on surface, and 5,806 metres of exploration diamond drilling was completed compared to 11,030 metres during the previous quarter. Surface and underground drilling is being conducted northwest of Nazareno and Jessica veins in order to expand resources.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at La Guitarra. The total purchase price amounted to $5.4 million. As at March 31, 2018, the Company has paid the $0.2 million and has issued $4.7 million in common shares. The remaining balance of $0.5 million is due in September 2018 and can be settled by cash or common shares based on the Company’s five-day volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2018 First Quarter Report	Page 17

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 18 mining concessions covering 8,514 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. During the first quarter of 2018, four drill rigs were active on site and the Company completed 8,240 metres of diamond drilling at the Plomosas Silver Project, compared to 7,955 metres in the previous quarter. Surface exploration drilling started during the first quarter focusing on the San Juan mine area. Preliminary results shows positive hole intercepts at La Colorada vein at depth and at Plomositas vein.

The development program in 2018 includes 560 metres of crosscuts to prepare underground drill stations for deeper exploration of the Plomositas vein at Plomosas north and 820 metres of development to begin connecting a 2.5 km drift from Plomosas to San Juan. The drilling and development programs are designed to provide geological and analytical data in order to prepare a NI 43-101 Technical Report with Resource estimates and a Preliminary Economic Assessment in late 2018.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,974 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”) largely residing or based outside of San Luis Potosi State, who placed an injunction on the constitutionality of the concessions given claims they overlay a traditional pilgrimage route. In a related matter, local Ejido members placed an injunction to defend against attempts to create a biosphere reserve by constitutional decree that includes some mining concession areas of the La Luz Project near Real de Catorce, as that would prohibit them from engaging in many livelihood activities including mining. The Company is currently addressing these constitutional legal matters in the Mexican courts. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 4,250 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

The Company owns 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,167 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2018 First Quarter Report	Page 18

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended March 31, 2018 and 2017 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2018	2017	Variance %

Revenues	$58,593	$69,106	(15)%	(1)
Mine operating costs
Cost of sales	39,681	39,662	0%	(2)
Depletion, depreciation and amortization	19,335	19,448	(1)%
	59,016	59,110	0%

Mine operating (loss) earnings	(423)	9,996	(104)%	(3)

General and administrative expenses	4,868	4,543	7%
Share-based payments	2,516	2,291	10%	(4)
Foreign exchange loss (gain)	2,296	(414)	(655)%
Operating (loss) earnings	(10,103)	3,576	(383)%
Investment and other income	(1,459)	176	(929)%
Finance costs	(2,459)	(1,170)	110%	(5)
(Loss) earnings before income taxes	(14,021)	2,582	(643)%
Current income tax expense	694	782	(11)%
Deferred income tax recovery	(9,123)	(920)	892%
Income tax recovery	(8,429)	(138)	6,008%	(6)
Net (loss) earnings for the period	($5,592)	$2,720	(306)%	(7)

(Loss) earnings per share (basic and diluted)	($0.03)	$0.02	(304)%	(7)

1.	Revenues in the quarter decreased 15% compared to the same quarter of the previous year primarily attributed to:

•
an 11% decrease in silver equivalent ounces sold compared to the first quarter of 2017, primarily attributed to a decrease in silver production from Santa Elena, La Encantada and La Guitarra primarily due to lower throughputs; and

•	a 5% decrease in the average realized silver price of $16.76 per ounce compared to $17.55 per ounce in the same quarter of the prior year;
offset by:

•
smelting and refining costs decreased from $3.8 million ($1.63 per ounce) to $2.7 million ($1.25 per ounce). The savings were attributed to the lower smelting and refining rates renegotiated in July 2017.

2.	Cost of sales in the quarter were marginally comparable to the same quarter of the previous year as a result of the following factors:

•
a $1.9 million or 12% increase in labour costs compared to the first quarter of 2017, primarily due to a 10% strengthening of the Mexican peso against the U.S. dollar and hiring of additional skilled labour;

offset by:

•	a $1.0 million decrease in inventory changes, as more mineral inventories were sold in the first quarter of 2017 compared to the current quarter.

3.	Mine operating earnings during the quarter decreased by $10.4 million to mine operating loss of $0.4 million from the first quarter of 2017, primarily due to a $10.5 million decrease in revenue.

First Majestic Silver Corp. 2018 First Quarter Report	Page 19

4.
Share-based payments during the quarter was 10% higher compared to the same quarter of 2017 despite less stock options granted, primarily due to increase in the fair value per option granted which were affected by higher expected life and interest rates.

5.
Finance costs increased $1.3 million compared to the same quarter of the prior year. Relating to the proposed acquisition of Primero Mining Corp., the Company raised $156.5 million in convertible debenture with a coupon rate of 1.875% during the quarter. The convertible debenture incurred interest of $0.5 million plus an additional non-cash accretion expense of $0.9 million for total finance cost of $1.4 million.

6.
During the quarter, the Company recorded a current income tax expense of $0.7 million and a deferred income tax recovery of $9.1 million, resulting in a net income tax recovery of $8.4 million compared to an income tax recovery of $0.1 million in the first quarter of 2017. The $8.3 million increase in income tax recovery was attributed to a loss before income taxes in the current quarter.

7.	As a result of the foregoing, net loss for the quarter was $5.6 million (loss per share of $0.03) compared to net earnings of $2.7 million (EPS of $0.02) in the same quarter of the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2018	2017				2016
Selected Financial Information	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$58,593	$61,165	$61,901	$60,116	$69,106	$66,170	$79,326	$66,072
Cost of sales	$39,681	$39,309	$40,290	$40,004	$39,662	$37,346	$38,421	$36,252
Depletion, depreciation and amortization	$19,335	$20,454	$18,436	$18,707	$19,448	$18,881	$20,955	$19,879
Mine operating (loss) earnings	($423)	$1,402	$3,175	$1,405	$9,996	$9,943	$19,950	$9,941
Net (loss) earnings after tax	($5,592)	($56,084)	($1,320)	$1,412	$2,720	$1,814	$8,115	$6,105
(Loss) earnings per share-basic	($0.03)	($0.34)	($0.01)	$0.01	$0.02	$0.01	$0.05	$0.04
(Loss) earnings per share-diluted	($0.03)	($0.34)	($0.01)	$0.01	$0.02	$0.01	$0.05	$0.04

During the first quarter of 2018, mine operating net loss was $0.4 million compared to net earnings of $1.4 million in the previous quarter. The decrease was primarily attributed to $2.6 million decrease in revenue, partially offset by $1.1 million decrease in depletion, depreciation and amortization. Net loss after tax for the quarter was $5.6 million compared to net loss of $56.1 million in the previous quarter primarily due to an impairment charge in the previous quarter of $65.5 million, or $42.4 million net of tax, on the Del Toro Silver Mine, as well as lower mine operating earnings.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2018, the Company had cash and cash equivalents of $249.2 million, an increase of $131.1 million during the quarter. The Company's cash and cash equivalents primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

In February 2018, the Company issued $156.5 million of five year convertible debentures with a semi-annual interest of 1.875% per annum. The Notes are convertible into common shares of the Company at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

First Majestic Silver Corp. 2018 First Quarter Report	Page 20

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended March 31,
	2018	2017
Cash flow
Cash generated by operating activities	9,871	18,020
Cash used in investing activities	(23,734)	(17,103)
Cash provided by (used in) financing activities	145,941	(3,459)
Increase (decrease) in cash and cash equivalents	132,078	(2,542)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(980)	1,098
Cash and cash equivalents, beginning of the period	118,141	129,049
Cash and cash equivalents, end of period	$249,239	$127,605

The Company’s cash flows from operating, investing and financing activities during the period are summarized as follows:

•	Cash provided from operating activities of $9.9 million, a decrease of $11.0 million compared to the same period of the prior year primarily due to a $10.4 million decrease in mine operating earnings;

•	Cash used in investing activities of $23.7 million, primarily related to:

•	$16.6 million spent on mine development and exploration activities; and

•	$6.3 million spent on purchase of property, plant and equipment.

•	Cash provided from financing activities of $145.9 million, primarily consists of the following:
•$151.1 million of net proceeds from the issuance of the convertible debentures; net of:
•$3.2 million on repayment of debt facilities; and
•$1.3 million on repurchase and cancellation of shares.

Working capital as at March 31, 2018 was $235.6 million compared to $116.3 million at December 31, 2017. Total available liquidity at March 31, 2018 was $244.4 million (see page 30), including $8.8 million of undrawn revolving credit facility.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at March 31, 2018 and December 31, 2017, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2018 First Quarter Report	Page 21

Contractual Obligations and Commitments

As at March 31, 2018, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$33,293	$33,293	$—	$—	$—
Debt facilities	194,134	32,884	5,625	155,625	—
Equipment financing obligations	9,502	4,061	5,062	379	—
Other liabilities	255	—	255	—	—
Purchase obligations and commitments	10,155	9,205	950	—	—
	$247,339	$79,443	$11,892	$156,004	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

First Majestic Silver Corp. 2018 First Quarter Report	Page 22

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2018
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$39,918	$156	($1,519)	$43,965	$4,397
Mexican peso	3,816	20,244	(17,594)	6,466	647
	$43,734	$20,400	($19,113)	$50,431	$5,044

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				March 31, 2018
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$340	$80	$445	$74	$939
Metals in doré and concentrates inventory	52	70	27	10	159
	$392	$150	$472	$84	$1,098

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

First Majestic Silver Corp. 2018 First Quarter Report	Page 23

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at March 31, 2018, the Company has not accrued any of the remaining $64.9 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

First Majestic Silver Corp. 2018 First Quarter Report	Page 24

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the three months ended March 31, 2018 and 2017.

During the three months ended March 31, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2017.

Off-Balance Sheet Arrangements

At March 31, 2018, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2018.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 165,772,694 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 15 - "Revenue from Contracts with Customers" and IFRS 9 - "Financial Instruments" as outlined in Note 2 of the Company's condensed interim consolidated financial statements for the three months ended March 31, 2018, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2017.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2018

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

First Majestic Silver Corp. 2018 First Quarter Report	Page 25

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2018 First Quarter Report	Page 26

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2018
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$4,130	$1,283	$2,327	$1,693	$1,990	$850	$12,272
Milling cost	5,713	4,401	2,116	1,619	1,714	708	16,270
Indirect cost	2,296	1,774	1,578	1,324	1,425	1,022	9,420
Total production cost (A)	$12,139	$7,457	$6,020	$4,636	$5,130	$2,580	$37,962
Add: transportation and other selling cost	136	43	266	153	114	139	902
Add: smelting and refining cost	121	96	1,043	1,075	101	224	2,660
Add: environmental duty and royalties cost	119	14	31	21	48	22	255
Total cash cost before by-product credits (B)	$12,515	$7,610	$7,360	$5,885	$5,393	$2,965	$41,779
Deduct: By-product credits attributed to
Gold by-product credits	(14,986)	(31)	(249)	—	(1,505)	(1,919)	(18,690)
Lead by-product credits	—	—	(1,613)	(2,824)	—	—	(4,437)
Zinc by-product credits	—	—	(2,019)	—	—	—	(2,019)
Total by-product credits	($14,986)	($31)	($3,881)	($2,824)	($1,505)	($1,919)	($25,146)
Total cash cost (C)	($2,471)	$7,579	$3,479	$3,061	$3,888	$1,046	$16,633
Workers’ participation	44	80	81	76	39	21	341
General and administrative expenses	—	—	—	—	—	—	4,681
Share-based payments	—	—	—	—	—	—	2,516
Accretion of decommissioning liabilities	57	70	63	54	53	32	329
Sustaining capital expenditures	2,279	1,660	1,954	1,425	847	970	9,482
All-In Sustaining Costs (D)	($91)	$9,389	$5,577	$4,616	$4,827	$2,069	$33,982
Payable silver ounces produced (E)	521,262	447,724	315,745	223,981	483,256	131,264	2,123,233
Tonnes milled (F)	223,498	276,191	125,114	79,769	75,374	29,829	809,775

Total cash cost per ounce, before by-product credits (B/E)	$24.01	$17.00	$23.31	$26.27	$11.16	$22.60	$19.68
Total cash cost per ounce (C/E)	($4.74)	$16.93	$11.02	$13.66	$8.04	$7.97	$7.83
All-in sustaining cost per ounce (D/E)	($0.17)	$20.97	$17.66	$20.61	$9.98	$15.76	$16.01
Production cost per tonne (A/F)	$54.31	$27.00	$48.12	$58.12	$68.06	$86.50	$46.88

First Majestic Silver Corp. 2018 First Quarter Report	Page 27

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$4,701	$1,489	$2,490	$1,595	$1,499	$1,078	$12,851
Milling cost	5,936	4,303	2,135	1,358	1,632	701	16,064
Indirect cost	1,529	1,649	1,452	1,128	1,132	972	7,862
Total production cost (A)	$12,166	$7,441	$6,077	$4,080	$4,263	$2,751	$36,778
Add: transportation and other selling cost	114	24	138	235	91	162	764
Add: smelting and refining cost	158	168	1,201	1,836	82	299	3,744
Add: environmental duty and royalties cost	123	24	44	32	50	29	302
Total cash cost before by-product credits (B)	$12,561	$7,657	$7,460	$6,183	$4,486	$3,241	$41,588
Deduct: By-product credits attributed to
Gold by-product credits	(11,669)	(28)	(207)	—	(1,856)	(2,098)	(15,858)
Lead by-product credits	—	—	(1,796)	(5,330)	—	—	(7,126)
Zinc by-product credits	—	—	(923)	—	—	—	(923)
Total by-product credits	($11,669)	($28)	($2,926)	($5,330)	($1,856)	($2,098)	($23,907)
Total cash cost (C)	$892	$7,629	$4,534	$853	$2,630	$1,143	$17,681
Workers’ participation	—	84	27	335	102	(27)	521
General and administrative expenses	—	—	—	—	—	—	4,295
Share-based payments	—	—	—	—	—	—	2,291
Accretion of decommissioning liabilities	42	56	39	38	27	20	222
Sustaining capital expenditures	1,738	735	1,710	1,347	790	992	7,353
All-In Sustaining Costs (D)	$2,672	$8,504	$6,310	$2,573	$3,549	$2,128	$32,363
Payable silver ounces produced (E)	580,553	704,649	455,354	323,425	409,672	179,701	2,653,353
Tonnes milled (F)	230,050	266,510	140,592	79,108	69,563	36,514	822,336

Total cash cost per ounce, before by-product credits (B/E)	$21.64	$10.87	$16.39	$19.13	$10.95	$18.03	$15.82
Total cash cost per ounce (C/E)	($0.12)	$10.83	$9.96	$2.64	$6.42	$6.36	$6.31
All-in sustaining cost per ounce (D/E)	$2.95	$12.07	$13.86	$7.95	$8.66	$11.83	$11.85
Production cost per tonne (A/F)	$52.90	$27.92	$43.22	$51.58	$61.28	$75.33	$44.72

First Majestic Silver Corp. 2018 First Quarter Report	Page 28

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended March 31,
	2018	2017
Revenues as reported	$58,593	$69,106
Add back: smelting and refining charges	2,660	3,753
Gross revenues	61,253	72,859
Less: Sandstorm gold revenues	(1,222)	(965)
Gross revenues, excluding Sandstorm (A)	$60,031	$71,894

Payable equivalent silver ounces sold	3,798,412	4,283,944
Less: Payable equivalent silver ounces sold to Sandstorm	(217,004)	(187,354)
Payable equivalent silver ounces sold, excluding Sandstorm (B)	3,581,408	4,096,590

Average realized price per ounce of silver sold (A/B)(1)	$16.76	$17.55
Average market price per ounce of silver per COMEX	$16.69	$17.45

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended March 31,
	2018	2017
Net (loss) earnings as reported	($5,592)	$2,720
Adjustments for non-cash or unusual items:
Deferred income tax recovery	(9,123)	(920)
Share-based payments	2,516	2,291
Loss from investment in derivatives and marketable securities	2,149	139
(Recovery) write-down of mineral inventory	(87)	(525)
Adjusted net (loss) earnings	($10,137)	$3,705
Weighted average number of shares on issue - basic	165,819,786	164,816,133
Adjusted EPS	($0.06)	$0.02

First Majestic Silver Corp. 2018 First Quarter Report	Page 29

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2018	2017
Operating Cash Flows before Working Capital and Taxes	$15,641	$26,618
Weighted average number of shares on issue - basic	165,819,786	164,816,133
Cash Flow per Share	$0.09	$0.16

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	March 31, 2018	December 31, 2017
Current Assets	$304,725	$170,658
Less: Current Liabilities	(69,110)	(54,375)
Working Capital	$235,615	$116,283
Available Undrawn Revolving Credit Facility	8,782	8,782
Available Liquidity	$244,397	$125,065

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the three months ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the completion of the acquisition of Primero; the restructuring of the streaming agreement at San Dimas; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; the cancellation of shares purchased on the BMV; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities; the debt financing with Scotiabank. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend,

First Majestic Silver Corp. 2018 First Quarter Report	Page 31

and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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